Exhibit 99.1

CHAIRMAN & CEO C. H. (SCOTT) REES III PRESIDENT & COO DANNY D. SIMMONS EXECUTIVE VP G. LANCE BINDER	EXECUTIVE COMMITTEE P. SCOTT FROST - DALLAS J. CARTER HENSON, JR. - HOUSTON DAN PAUL SMITH - DALLAS JOSEPH J. SPELLMAN - DALLAS THOMAS J. TELLA II - DALLAS

February 15, 2013

Mr. Harlan H. Chappelle

Alta Mesa Holdings, LP

15415 Katy Freeway, Suite 800

Houston, Texas 77094

Dear Mr. Chappelle:

In accordance with your request, we have audited the estimates prepared by Alta Mesa Holdings, LP (Alta Mesa), as of December 31, 2012, of the proved reserves and future revenue to the Alta Mesa interest in certain oil and gas properties located in Florida, Louisiana, Oklahoma, and Texas. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by Alta Mesa. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. We completed our audit on or about the date of this letter. This report has been prepared for Alta Mesa’s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Alta Mesa’s estimates of the net reserves and future net revenue, as of December 31, 2012, for the audited properties:

	Net Reserves			Future Net Revenue (M$)
	Oil	NGL	Gas		Present Worth
Category	(MBBL)	(MBBL)	(MMCF)	Total	at 10%
Proved Developed Producing	7,627.057	2,451.4	71,295.2	544,927.750	403,635.500
Proved Developed Non-Producing	2,839.514	1,757.9	39,911.4	284,306.094	178,695.297
Proved Undeveloped	10,153.373	1,485.9	41,282.7	636,914.375	332,089.875

Total Proved	20,619.943	5,695.2	152,489.4	1,466,148.250	914,420.500

Totals may not add because of rounding.

The oil reserves shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on a field-by-field basis, some of the estimates of Alta Mesa are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates of Alta Mesa’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by Alta Mesa in preparing the December 31, 2012, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Alta Mesa.

The estimates shown herein are for proved reserves. Alta Mesa’s estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Prices used by Alta Mesa are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2012. For oil and NGL volumes, the average Energy Intelligence Group, Inc. Oil Daily West Texas Intermediate (Cushing) cash/spot price of $94.709 per barrel is adjusted by field for quality, transportation fees, and regional price differentials. For gas volumes, the average Platts Gas Daily Henry Hub spot price of $2.757 per MMBTU is adjusted by field for energy content, transportation fees, and regional price differentials. As a reference, the average Plains Marketing, L.P. West Texas Intermediate posted price for the same time period was $91.21 per barrel. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $101.77 per barrel of oil, $40.64 per barrel of NGL, and $2.706 per MCF of gas.

Operating costs used by Alta Mesa are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Alta Mesa are included to the extent that they are covered under joint operating agreements for the operated properties. Capital costs used by Alta Mesa are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Abandonment costs used are Alta Mesa’s estimates of the costs to abandon the wells and production facilities, net of any salvage value. Operating costs are held constant throughout the lives of the properties, and capital costs and abandonment costs are held constant to the date of expenditure.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of Alta Mesa and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of major properties making up 82 percent of the present worth for the total proved reserves. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Alta Mesa with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Alta Mesa’s overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Alta Mesa, are on file in our office. The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

		By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ C. Ashley Smith	By:	/s/ David E. Nice
	C. Ashley Smith		David E. Nice
	Texas P.E. 100560, Louisiana P.E. 37102		Texas P.G. 346
	Vice President		Vice President

Date Signed: February 15, 2013		Date Signed: February 15, 2013